UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 14 August 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

APPOINTMENT OF DEPUTY CHAIRMAN

The board of Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce the appointment of Modise Motloba (”Modise”) as Deputy
Chairman with effect from 13 August 2012.

Modise joined the board in July 2004. Currently Chief Executive Officer of Quartile Capital (Proprietary) Limited, Modise is also a director of the Landbank and Landbank Insurance (chairman). Modise’s 19 years’
experience in investment banking, treasury and fund management includes appointments at Rand Merchant Bank, African Merchant Bank, African
Harvest Fund Managers and Goldman Sachs. Modise is a former president of the Association of Black Securities and Investment Professionals (ABSIP)
where he was instrumental in formulating and negotiating the historic
Financial Services Charter in October 2003.

“Modise has been a director of Harmony for the past eight years. He has been part of the board that has been dealing with the challenges as well as the opportunities that are confronting Harmony. I am confident that he will continue to contribute to the development and growth of
Harmony”, said Patrice Motsepe, Chairman of Harmony.

For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T: +27 (0)11 411 2000
www.harmony.co.za

14 August 2012

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 14, 2012
Harmony Gold Mining Company Limited
By:    /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director